SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                       For the month of   MARCH ,  2003 .
                                        --------   ----

                              IMA EXPLORATION INC.
                  -------------------------------------------
                 (Translation of registrant's name into English)

 #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
-------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F    X      Form 40-F
                                 ---------              ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.





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Indicate by check mark whether by furnishing the  information  contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes               No     X
                         ---------       ----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                       IMA Exploration Inc.
                                       (Registrant)

Date   March 5, 2003                   By  /s/ William Lee
     ------------------------------        -------------------------------------
                                              (Signature)



William Lee, Director and Chief Financial Officer
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1 Print the name and title of the signing officer under his signature.



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                                      - 1 -


                                 BC FORM 53-901F

                                    (FORM 27)

                                 Securities Act


                             MATERIAL CHANGE REPORT

                      Section 85(1) of the Securities Act,
                 British Columbia (the "British Columbia Act")
        Section 118(1) of the Securities Act, Alberta (the "Alberta Act")
        Section 75(2) of the Securities Act, Ontario (the "Ontario Act")


1.   Reporting Issuer

     The full name of the Issuer is IMA Exploration Inc. (the "Issuer"). The address and telephone number of the principal office in Canada of the Issuer is as follows:

     #709 - 837 West Hastings Street
     Vancouver, BC
     V6C 3N6
     Phone:  (604) 687-1828


2.   Date of Material Change

     March 5, 2003


3.   Press Release

     A press release dated March 5, 2003, a copy of which is attached, was released through various approved public media and filed with the TSX Venture Exchange and the British Columbia, Alberta and Ontario Securities Commissions.


4.   Summary of Material Change(s)

     Please see attached press release for details.


5.   Full Description of Material Change

     Please see attached press release for full details.


6. Reliance on Section 85(2) of the British Columbia Act, Section 118(2) of the Alberta Act and Section 75(3) of the Ontario Act

     Not Applicable




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                                      - 2 -

7.   Omitted Information

     Not Applicable


8.   Senior Officer

     The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

     William Lee
     Chief Financial Officer
     Phone:  (604) 687-1828


9.   Statement of Senior Officer

     The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, British Columbia, this 5rd day of March, 2003.




                                            /s/ William Lee
                                            ------------------------------------
                                            William Lee, Chief Financial Officer



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                              IMA EXPLORATION INC.

                      Suite 709 - 837 West Hastings Street,
                            Terminal City Club Tower,
                             Vancouver, B.C. V6C 3N6
          Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.imaexploration.como e-mail: info@imaexploration.com

               TSX Venture Exchange: IMR - OTC Bulletin Board: IMXPF
                 Frankfurt & Berlin Exchanges: IMT (WKN 884971)

--------------------------------------------------------------------------------

NEWS RELEASE                                                       March 5, 2003


              IMA EXPANDS BONANZA-GRADE SILVER DISCOVERY AT NAVIDAD

IMA Exploration Inc. is pleased to announce that recent work on the Navidad project in Patagonia has achieved the following:

  1. Doubled the strike length of the mapped bonanza-grade silver-copper-lead mineralization at Navidad Hill.
  2. Significantly expanded the size of replacement-style silver-lead mineralization which has clear bulk tonnage potential.
  3. Demonstrated the potential for additional discoveries within an 8 kilometre by 3 kilometre area of favourable geology and anomalous geochemistry.

NAVIDAD HILL BONANZA-GRADE STRUCTURES

Cumulative strike length of known structures at Navidad Hill is now 402 metres; the steeply dipping structures have widths typically from 0.45 to 3.3 metres and occur within an area of 160 x 110 metres. The length weighted average grade of all 43 samples taken from this style of mineralization is 6,537 grams per tonne (g/t) silver (191 ounces per ton), 3.5% copper, and 16.6% lead. Outside the Navidad Hill area, several additional bonanza-grade structures have been mapped with values up to 30,510 g/t silver (897 oz/ton) (see appendix for details).

REPLACEMENT STYLE MINERALIZATION

Replacement style silver-lead mineralization has a cumulative strike length of over 3.2 km within a 3.8 km trend. The average grade of all 41 samples taken from this style of mineralization is 158 g/t (4.61 oz/ton) silver and 8.9% lead. Thicknesses of the replacement zones are not yet known due to sparse exposure.

ADDITIONAL POTENTIAL

Geologic mapping, rock and soil sampling has shown potential for additional discoveries similar in style to Navidad within an 8 kilometre by 3 kilometre area. Results received to date from an initial soil grid (278 samples) include values greater than 100 g/t silver and greater than 1% lead from areas outside Navidad Hill. Although extensive soil cover has limited the surface delineation of mineralization at Navidad, excellent potential exists for additional mineralization below this cover.

IMA's Exploration Manager, Keith Patterson, M.Sc. and Daniel Bussandri, B.Sc. completed the recent mapping, rock sampling and soil sampling. IMA's Qualified Person for the Navidad project, Dr. Paul Lhotka, P.Geo., has since verified the above work in the field.

The Navidad discovery is ideally located in a temperate climate zone, at an elevation of approximately 1,100 metres. It is less than one kilometre from a highway, 45 kilometres from the nearest town, 125 kilometres from the nearest railway line and 250 kilometres from a deep-sea port.



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News Release
March 5, 2003
IMA Exploration Inc.                                                      Page 2



IMA will be attending the PDAC conference in Toronto from March 9th to the 12th at the Investor's Exchange, booth #2421. Shareholders and all interested parties are invited to visit with the Company's Management at the booth to learn more about IMA's exploration activities.


ON BEHALF OF THE BOARD

/s/ Gerald G. Carlson
----------------------------------------
Dr. Gerald G. Carlson, P.Eng., Chairman


For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Investor Relations Manager, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email INFO@IMAEXPLORATION.COM, or visit the Company's web site at HTTP://WWW.IMAEXPLORATION.COM.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. Cautionary Note to US Investors:
This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements. 2003 Number 8

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                                    APPENDIX
                      (To News Release dated March 5, 2003)


              TABLE 1: SELECT SAMPLES FROM NAVIDAD HILL STRUCTURES
              ----------------------------------------------------
                        Width       Silver         Silver      Copper      Lead
Sample       Type      (meters)    (oz/ton)        (g/t)         (%)        (%)
------       ----      --------    --------       --------     ------      -----

M1086        chip        0.75        411.7        14,100        39.5        1.2
M1088        chip        0.55        347.5        11,900         3.6       11.2
M1093        chip        1.1         282.1         9,660         4.4        6.4
M1094        chip        0.7         312.7        10,710        17.5        3.7
M1098        chip        0.75        440.9        15,100         2.8        1.6
M1104        chip        1.07        280.0         9,590        29.0        1.0
M1105        chip        0.5         294.9        10,100         2.7        1.3
M1106        chip        0.45        531.7        18,210         3.4       10.5
M2139        chip        0.9         438.0        15,000         9.6        5.2
M2253        chip        0.5         681.8        23,349         0.1        8.8
M2254        chip        0.3         548.5        18,784         0.1       23.9
M2290        chip        0.4         451.3        15,454        16.4        6.5
M3034        chip        0.2         648.0        22,192.4       8.85       1.15
M2255        chip        0.6         254.0         8,699         6.76       0.27


Note: Average of all 43 samples taken to date from the Navidad Hill structures is: 7,753 g/t (226.4 oz/ton) silver, 4.9% copper and 14.3% lead. Length weighted average of all 43 samples is 6,537 g/t silver (191 oz/ton), 3.5% copper, and 16.6% lead. This relatively small difference between average and length weighted average demonstrates the remarkable consistency of grade within the Navidad Hill structures.

          TABLE 2: HIGH-GRADE STRUCTURES OUTSIDE THE NAVIDAD HILL AREA
          ------------------------------------------------------------

                        Width       Silver        Silver       Copper      Lead
Sample       Type      (meters)    (oz/ton)       (g/t)          (%)        (%)
------       ----      --------    --------       ------       ------      -----

M2265        grab         -           55.0         1,871        14.9        0.2
M2266        chip        0.7         213.3         7,251         9.3        0.2
M2267        chip        1.0          57.4         1,952         9.3        0.2
M2295        grab         -          159.5         5,423         2.1        0.1
M2297        chip        0.5         897.3        30,510         3.0        9.8

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